Williams Trading, LLC

Rule 10b5-1 Purchase Trading Plan

(Non-discretionary Plan-Owned Shares Only)

Lone Star Value Investors, LP ("Buyer") hereby adopts this Purchase Plan ("Purchase Plan") dated August 13, 2014, between Buyer and Williams Trading, LLC ("Williams"), acting as agent.

Recital

This Purchase Plan is being entered into between Buyer and Williams to establish a trading plan for Buyer that complies with the requirements of Rule 10b5-1(c) (1) and, to the extent applicable, Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Buyer is establishing this Purchase Plan to acquire for Buyer shares of the common stock, par value 0.001 per share (the "Stock"), of Dakota Plains Holdings, Inc. (the "Issuer").

A.   *Implementation of the Plan*

1. Buyer hereby appoints Williams to purchase shares of Stock pursuant to the terms and conditions set forth below. Subject to such terms and conditions, Williams hereby accepts such appointment. Williams shall purchase shares pursuant to the instructions delivered to Williams by Buyer (the "Instruction Letter") simultaneous with the execution of this Purchase Plan.

2. Williams is authorized to begin purchasing Stock pursuant to this Purchase Plan on August 25, 2014 (which shall be no earlier than 10 days from the date this Purchase Plan is adopted) and shall cease purchasing Stock on the earliest to occur of the date on which Williams receives notice of the death of Purchaser, as soon as reasonably practical after learning that the Issuer or any other person publicly announces a tender or exchange offer with respect to the Stock, the date of public announcement of a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Stock is exchanged or converted into shares of another company, the date on which Williams receives notice of the commencement of any proceedings in respect of or triggered by Buyer's bankruptcy or insolvency and:

    ☐ September 15, 2014; and
    ☐ the date that the instructions in the Instruction Letter are satisfied.

    (the "Plan Purchase Period").

3. (a) Williams shall purchase up to the shares of Stock (the "Maximum Amount"), from time to time, in such quantities and at such prices (the "Maximum Purchase Prices") as provided in the Instruction Letter.

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(b) Subject to the conditions set forth in paragraph A.3 (a) above, Williams shall buy up to the Maximum Amount on any Trading Day under ordinary principles of best execution at the then-prevailing market price.

(c) If, consistent with ordinary principles of best execution or for any other reason, Williams cannot buy the Maximum Amount prior to the last Trading Day of the Plan Purchase Period, Williams' authority to buy such shares for the account of Buyer under this Purchase Plan shall terminate. A "Trading Day" is any day during the Plan Purchase Period that the Nasdaq Global Market (the "Principal Market") is open for business and the Stock trades regular way on the Principal Market.

(d) The Maximum Amount and the Maximum Purchase Prices, if applicable, shall be adjusted automatically on a proportionate basis to take into account any Stock split, reverse Stock split or Stock dividend with respect to the Stock or any change in capitalization with respect to the Issuer that occurs during the Plan Purchase Period.

4. Williams shall not buy Stock hereunder at any time when:

   (i) Williams, in its sole discretion, has determined that a market disruption, banking moratorium, outbreak or escalation of hostilities or other crisis or calamity has occurred; or

   (ii) Williams, in its sole discretion, has determined that it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Buyer or Buyer's affiliates (other than any such restriction relating to Buyer's possession or alleged possession of material nonpublic information about the Issuer or the Stock); or

   (iii) Williams has received notice from the Issuer or Buyer of the occurrence of any event contemplated by paragraph 3 of the certificate set forth as Exhibit A hereto; or

   (iv) Williams has received notice from Buyer to terminate the plan in accordance with paragraph C.1 below.

5. (a) Buyer will deposit funds ("Funds"), into an account at Williams in the name of and for the benefit of Buyer (the "Plan Account"), sufficient to cover purchases to be made under the Purchase Plan on or before settlement date.

   (b) Williams shall withdraw Funds from the Plan Account in order to settle purchases of Stock under this Purchase Plan. If at any time during the Plan Purchase Period the Funds in the Plan Account on the settlement date are less than the Maximum Amount, Williams shall have no further obligation to effect purchases of shares of Stock under this Purchase Plan; provided, however, that Williams may, in its sole discretion continue to purchase shares in accordance with this Purchase Plan, and Buyer shall be responsible to pay for any such purchases.

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(c) To the extent that any Funds remain in the Plan Account after the end of the Plan Purchase Period or upon termination of this Purchase Plan, Williams agrees to return such Funds promptly to the Buyer.

6. Williams may purchase Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise.

7. Williams will provide Buyer with written trade confirmations of the purchases made pursuant to this Plan promptly after the execution of such transactions including sufficient information to permit Buyer and Buyer's agents to timely prepare and make all filings required under Sections 13(d), 13(g) and 16 of the Exchange Act.

B.   ***Buyer's Representations, Warranties and Covenants.*** Buyer hereby represents warrants and covenants that:

1. Buyer is not aware of any material nonpublic information concerning the Issuer or its securities. Buyer is entering into this Purchase Plan in good faith and not as part of a plan or scheme to evade compliance with the federal securities laws.

2. While this Purchase Plan is in effect, Buyer agrees not to enter into or alter any corresponding or hedging transaction or position with respect to the securities covered by this Purchase Plan and agrees, except as expressly permitted herein, not to alter or deviate from the terms of this Purchase Plan.

3. (a) Buyer has provided Williams with a certificate dated as of the date hereof signed by the Issuer substantially in the form of Exhibit A hereto.

(b) Buyer agrees to notify Williams' compliance office by telephone at the number set forth in paragraph F.5 below as soon as practicable if Buyer becomes aware of the occurrence of any event contemplated by paragraph 3 of the certificate set forth as Exhibit A hereto. Such notice shall indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to Buyer and shall not in any way communicate any material nonpublic information about the Issuer or its securities to Williams. Such notice shall be in addition to the notice required to be given to Williams by the Issuer pursuant to the certificate set forth as Exhibit A hereto.

4. The execution and delivery of this Purchase Plan by Buyer and the transactions contemplated by this Purchase Plan will not contravene any provision of applicable law or any agreement or other instrument binding on Buyer or any judgment, order or decree of any governmental body, agency or court having jurisdiction over Buyer.

5. Buyer agrees that until this Purchase Plan has been terminated as permitted herein Buyer shall not (i) enter into a binding contract with respect to the purchase of the Stock with another broker, dealer, financial institution or other party (each, a "Financial Institution"), (ii) instruct another Financial Institution to purchase or buy the Stock, or (iii) adopt a plan for trading with respect to Stock other than this Purchase Plan.

6. Buyer agrees that it shall not, directly or indirectly, communicate any material nonpublic information relating to the Stock or the Issuer to any employee of Williams or its affiliates

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who is involved, directly or indirectly, in executing this Purchase Plan at any time while this Purchase Plan is in effect.

7. Buyer agrees that Buyer shall at all times during the Plan Purchase Period (as defined), in connection with the performance of this Purchase Plan, comply with all applicable laws, including, without limitation, Section 16 of the Exchange Act and the rules and regulations promulgated thereunder, and make all filings, if any, required under Sections 13(d), 13(g) and 16 of the Exchange Act in a timely manner, to the extent any such filings are applicable to Buyer.

8. Buyer acknowledges and agrees that Buyer does not have, and shall not attempt to exercise, any influence over how, when or whether to effect purchases of the Stock pursuant to this Purchase Plan.

9. Williams may purchase the Stock on any national securities exchange, in the over the counter market, on an automated trading system or otherwise. Williams or one of its affiliates may make a market in the Stock and may act as principal in executing purchases under the Purchase Plan. To the extent that Williams administers other trading plans relating to Issuer's securities, Williams may aggregate orders for Buyer with orders under other persons' trading plans for execution in a block and allocate each execution on a pro rata basis to each person and Buyer. In the event of partial execution of block orders, Williams shall allocate all the Stock actually purchased on a particular day pursuant to all Rule 10b5-1 trading plans concerning Issuer's securities that Williams manages pro rata based on the ratio of (x) the number of shares to be purchased pursuant to the order instructions of each trading plan to (y) the total number of shares to be purchased under all trading plans having the same type of order instructions.

C. *Termination*

1. This Purchase Plan may not be terminated prior to the end of the Plan Purchase Period, except that:

   (i) it may be terminated at any time by written notice from Buyer received by Williams' compliance office at the address or fax number set forth in paragraph F.5 below for any reason as long as such termination is made in good faith and not as part of a plan or scheme to evade the insider trading rules and Buyer represents that to Williams in such notice, with reasons for a permitted termination including, but not limited to, where legal or regulatory restrictions applicable to Buyer or Buyer's affiliates (other than any such restrictions relating to Buyer's possession or alleged possession of material nonpublic information about the Issuer or the Stock) would prevent Williams from buying Stock for Buyer's account during the Plan Purchase Period; and

   (ii) it may be suspended or, at Williams' option, terminated if Williams has received notice from the Issuer of the occurrence of any event contemplated by paragraph 3 of the certificate set forth as Exhibit A hereto.

2. Notwithstanding the foregoing, if this Purchase Plan is terminated or suspended for any reason, trading under this Purchase Plan may not recommence until after the Issuer's public

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announcement of its financial results of the fiscal quarter during which such termination occurs.

D.   *Indemnification; Limitation of Liability*

1. (a) Buyer agrees to indemnify and hold harmless Williams and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) arising out of or attributable to Williams' actions taken or not taken in compliance with this Purchase Plan or arising out of or attributable to any breach by Buyer of this Purchase Plan (including Buyer's representations and warranties hereunder) or any violation by Buyer of applicable laws or regulations.

    (b) Notwithstanding any other provision hereof, Williams shall not be liable to Buyer for:

    (i)   special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or

    (ii) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God".

    (c) Notwithstanding any other provision hereof, Williams shall not be liable to Buyer for (i) the exercise of discretionary authority or discretionary control under this Purchase Plan, if any, or (ii) any failure to effect a purchase required by paragraph A, except for failures to effect purchases as a result of the gross negligence or willful misconduct of Williams.

2. Buyer has consulted with Buyer's own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Williams or any person affiliated with Williams in connection with, Buyer's adoption and implementation of this Purchase Plan.

3. Buyer acknowledges and agrees that in performing Buyer's obligations hereunder neither Williams nor any of its affiliates nor any of their respective officers, employees or other representatives is exercising any discretionary authority or discretionary control respecting management of Buyer's assets, or exercising any authority or control respecting management or disposition of Buyer's assets, or otherwise acting as a fiduciary (within the meaning of Section 3(21) of the Employee Retirement Income Security Act of 1974, as amended, or Section 2510.3-21 of the Regulations promulgated by the United States Department of Labor) with respect to Buyer or Buyer's assets. Without limiting the foregoing, Buyer further acknowledges and agrees that neither Williams nor any of its affiliates nor any of their respective officers, employees or other representatives has provided any "investment advice" within the meaning of such provisions, and that no views expressed by any such person will serve as a primary basis for investment decisions with respect to Buyer's assets.

E.   *Agreement to Arbitrate*

The arbitration provisions of the Trading Services Agreement are incorporated by reference.

F.   *General*

1. Buyer and Williams acknowledge and agree that this Purchase Plan is a "securities contract," as such term is defined in Section 741(7) of Title 11 of the United States Code (the "Bankruptcy Code"), entitled to all of the protections given such contracts under the Bankruptcy Code.

2. This Purchase Plan and the Instruction Letter constitute the entire agreement between the parties with respect to this Purchase Plan and supersedes any prior agreements or understandings with regard to the Purchase Plan.

3. (a) This Purchase Plan may be amended by Buyer only upon the written consent of Williams and receipt by Williams of the following documents, each dated as of the date of such amendment:

   (i)   a representation signed by the Issuer substantially in the form of Exhibit A hereto; and

   (ii) a certificate signed by Buyer certifying that the representations and warranties of Buyer contained in this Purchase Plan are true at and as of the date of such certificate as if made at and as of such date.

   (b) Once such of the aforementioned documents is received by Williams, this Purchase Plan, as modified, shall be effective immediately so long as the Issuer is in an open trading window.

4. All notices to Williams under this Purchase Plan shall be given to Williams' compliance office in the manner specified by this Purchase Plan by confirmed email to joe@wtco.com or by certified mail to the address below:

   > Williams Trading, LLC
   > 450 Post Road East, Suite 120
   > Westport, CT 06880
   > Attn.: Joseph Goertz

5. Buyer's rights and obligations under this Purchase Plan may not be assigned or delegated without the written permission of Williams.

6. This Purchase Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

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7. If any provision of this Purchase Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Purchase Plan will continue and remain in full force and effect.

8. This Purchase Plan shall be governed by and construed in accordance with the internal laws of the State of Florida and may be modified or amended only by a writing signed by the parties hereto.

9. The Buyer understands that, due to the manual process involved in executing and reporting trades on the floor of the New York Stock Exchange ("NYSE"), a trade that is otherwise compliant with the price restrictions of Rule 10b-18 may appear to have been effected outside of the price restriction. Such a condition typically occurs as a result of the delays inherent in the NYSE specialist process of reporting a trade to the consolidated tape. In those instances where there is a delay between the execution and reporting of a trade by the specialist on the NYSE floor, a trade reported to the consolidated tape by another market may cause the NYSE trade report to appear as an "uptick", i.e., a trade executed at a price higher than the highest independent bid or last sale price. These conditions are more likely to occur in actively traded stocks.

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NOTICE: THIS AGREEMENT CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE IN PARAGRAPH E.

IN WITNESS WHEREOF, the undersigned have signed this Purchase Plan as of the date first written above.

Jeffrey E. Eberwein

Lone Star Value Management, LLC

Lone Star Value Investors, LP

____

WILLIAMS TRADING, LLC.

By: ________________________

Name: Joseph Gentz

Title: Chief Compliance Officer

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EXHIBIT A

ISSUER REPRESENTATION

1.   Dakota Plains Holdings, Inc. (the "Issuer") represents that it has approved the Purchase Plan dated August 13, 2014 (the "Purchase Plan") between Buyer and Williams Trading, LLC ("Williams") relating to the common stock, par value 0.001 per share of the Issuer (the "Stock").

2.   The purchases to be made by Williams for the account of Buyer pursuant to the Purchase Plan will not violate the Issuer's insider trading policies, and to the best of the Issuer's knowledge there are no legal, contractual or regulatory restrictions applicable to Buyer or Buyer's affiliates as of the date of this representation that would prohibit either Buyer from entering into the Purchase Plan or any purchase pursuant to the Purchase Plan.

3.   If, at any time during the Plan Purchase Period, the Issuer becomes aware of any legal, contractual or regulatory restriction that is applicable to Buyer or Buyer's affiliates that would prohibit any purchase pursuant to the Purchase Plan (other than any such restriction relating to Buyer's possession or alleged possession of material nonpublic information about the Issuer or its securities), the Issuer agrees to give Williams' compliance office notice of such restriction by telephone as soon as practicable. Such notice shall be made to Joseph Goertz (203) 353-7607 and shall indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to Buyer. In any event, the Issuer shall not communicate any material nonpublic information about the Issuer or its securities to Williams.

Dated: August 13, 2014

Dakota Plains Holdings, Inc.



By: _____

Name: James L. Thornton

Title: VP, General Counsel and Secretary

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